Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-169847

Registration Statement Dated October 14, 2010

Prospectus Supplement Dated August 3, 2012

Neuralstem, Inc.

Free Writing Prospectus Published or Distributed by Media

The article attached as Exhibit A originally appeared in the Detroit Free Press on August 5, 2012 (Part I) and August 6, 2012 (Part II).

The article was not prepared by or reviewed by Neuralstem, Inc. (the “Company”) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to any publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

Statements in the article attached that are not attributed directly to Mr. Garr or Dr. Johe or based on, or derived from, the Company’s public filings with the United States Securities and Exchange Commission (“SEC”) represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

You should consider statements in this article only after carefully evaluating all of the information in the Company’s Registration Statement No. 333-169847, as filed with the SEC on October 8, 2010, and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the prospectus supplements (“Disclosure Reports"), all of which are available on the SEC website at www.sec.gov.

Forward-Looking Statements

The article as well as the Company’s Disclosure Reports, and the documents incorporated by reference therein, contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words ‘‘believe,’’ ‘‘expect,’’ ‘‘may,’’ ‘‘will,’’ ‘‘could,’’ ‘‘would,’’ ‘‘anticipate,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘project,’’ ‘‘plan,’’ ‘‘continue,’’ ‘‘assume’’ or other similar expressions, although not all forward-looking statements contain these identifying words. All statements contained in this prospectus supplement regarding our future strategy, plans and expectations regarding clinical trials, future regulatory approvals, our plans for the commercialization of our products, future operations, projected financial position, potential future revenues, projected costs, future prospects, and results that might be obtained by pursuing management’s current plans and objectives are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, those relating to: the success of our clinical trials, research and development activities, the development of a viable commercial product, and the speed with which regulatory authorizations and product launches may be achieved; whether or not a market for our product develops, and, if a market develops, the rate at which it develops; our ability to successfully sell or license our products if a market develops; our ability to attract and retain qualified personnel to implement our business plan and corporate growth strategies; our ability to develop sales, marketing, and distribution capabilities; our ability to obtain reimbursement from third party payors for our proposed products if they are developed; the accuracy of our estimates and projections; our ability to secure additional financing to fund our short-term and long-term financial needs; changes in our business plan and corporate strategies; and other risks and uncertainties discussed in greater detail in the sections of our Disclosure Reports captioned ‘‘Risk Factors.’’ You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse to our investors. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus except to the extent required by the federal securities laws. You should consider all risks and uncertainties disclosed in our filings with the Securities and Exchange Commission, or the SEC, described in the sections entitled ‘‘Where You Can Find More Information’’ and ‘‘Incorporation of Documents by Reference’’ all of which are accessible on the SEC’s website at www.sec.gov.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, preliminary prospectus and, when available, the prospectus supplement in that registration statement and other documents the issuer has filed or files prior to the completion of the offering with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

EXHIBIT A

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August 5, 2012

U-M oversees cutting-edge trial that offers hope in fight against Lou Gehrig's disease

By Robin Erb
Detroit Free Press Medical Writer

First of two parts

• **Read part two:** ALS strikes at random, killing young and old
• **Graphic:** What is ALS (Amyotrophic Lateral Sclerosis)?

Sometimes she glares at the painting of Jesus in her dining room.

"I just let it loose," said Mary Kleiss at her Royal Oak home. "I look at that picture and I say, 'You get down here and put on your boxing gloves and let's get this over with.' I am so damned angry."

Her son, Regis, was diagnosed two and a half years ago with Lou Gehrig's disease -- amyotrophic lateral sclerosis, or ALS. It is, he writes, "as if God is torturing me."

The disease kills with stunning efficiency -- deadening its victims' peripheral nerves, withering muscles and, in a final assault, shutting down their ability to breathe. An estimated 30,000 people have it at any given time; 5,000 are diagnosed yearly. Most die within years. There is no cure.

The disease has reduced Regis Kleiss, 28, a formerly thick-bodied shot and discus thrower and captain of the track team at Dondero High School, to a bony echo of himself. Paralyzed except for some minor movement of his head, he will spend his final days on a feeding tube.

ALS leaves its victims' minds intact.

"It's a miserable, damned disease," his mother said.

Now, a clinical trial overseen by the University of Michigan may provide hope. It is cutting-edge and audacious work -- the only ALS trial so far in which neural stem cells are injected directly into a patient's spinal cord. So far, 15 patients have undergone the procedure -- two of them twice -- as the FDA monitors its safety.

One patient showed a remarkable improvement for a while, though U-M's Dr. Eva Feldman, who heads the research, cautions not to read too much into that. The other 14 showed no improvement.

The trail is tentative and early. But when the rest of a person's life has been compressed to an expectancy of two to five years, it is hope nonetheless.

The trial has been based in Atlanta since 2010, but U-M has requested approval from the U.S. Food and Drug Administration to expand it and move it to the University of Michigan in Ann Arbor.

The trial involves injecting 500,000-1 million stem cells into the spine. The ancestry of the cells dates to the spinal cord of an aborted fetus in 2000. The cells are different from the embryonic stem cells that were the subject of a controversial ballot proposal in Michigan in 2008, when voters approved lifting the ban on embryonic stem cell research.

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Feldman and others theorize that these new cells act as nursemaids to damaged nerve cells, sending out repair signals, and somehow halting the progression of the disease.

The procedure worked in rats. It has been shown to be safe in pigs.

If the FDA approves moving the trial to Ann Arbor, Michigan patients will have access to an experimental treatment that not only might offer insight into a disease that kills an estimated 15 Americans a day, but also push back the battle lines against other neurodegenerative diseases, such as Parkinson's and Alzheimer's or Huntington's.

"There is a lot of potential here," said Sue Burstein-Kahn, executive director of ALS of Michigan, a Southfield-based nonprofit.

Last month, Feldman flew down with a team of U-M staff for the 17th surgery in the trial, in anticipation that the trial might soon move to Ann Arbor. The trial has been at Emory University in Atlanta since it began, in part, because Feldman wanted a former U-M neurosurgery resident, Dr. Nicholas Boulis, who is now at Emory, to perform the delicate procedure. Boulis collaborated with Feldman on her research for seven years during his residency.

Feldman is clear and she repeats this often: This part of the trial tests safety only. By design, it doesn't assess the efficacy of the treatment yet.

So the clinical trial patients so far -- all from the Atlanta area -- know the experimental stem cell therapy probably will not cure them. Still, they're empowered, knowing their participation might one day cure others, said Ed Tessaro, a retired Macy's executive, from his home overlooking a sparkling Georgian lake.

The following morning, Tessaro, 66, lay on an operating room table at Emory's hospital, as doctors sliced through his skin and muscle, removed part of the bone in his spine and laid bare a pulsating, bright-white spinal cord for a second infusion of stem cells.

"It may kill us," Tessaro said of the disease, "but it's not going to defeat us before we die."

Serving a greater purpose

It was 2008 when a single misstep and near-stumble during a half-marathon in Bangkok, Thailand, first worried Tessaro. It happened more than once. His muscles weakened, even as he stepped up his time at the gym.

Months later, a fresh, young doctor delivered the news to him and his wife, Judy.

They remember it well, even now.

"She said, 'It's the worst thing I could tell you,' " Judy Tessaro recalled.

" 'You have ALS, and you have two to four years to live,' " Ed Tessaro added.

The doctor cried that day. So did Judy and Ed.

"The dynamics are pretty grim -- fatal, no cure. Nobody has ever been cured. ... It takes a while to get your head wrapped around that kind of reality," Ed Tessaro said.

But Tessaro took stock. Life had been good, he decided.

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Tessaro has been married for 43 years. He has a daughter and son and is a grandfather to two little girls. When he speaks of them, he can't help but grin. And the pictures in the downstairs rec room at the Tessaros' home are of a thrill-filled life: ice-climbing in New Zealand, marveling at the lush green of Vietnamese rice paddies, being stunned by the chase-and-dart flurry of a cheetah taking down a Thomson's gazelle in the Serengeti.

Hiking. Biking. Skydiving.

He thought life couldn't be more vivid. He was wrong.

Now, every conversation, every gentle touch from his wife, the babbling of his grandbabies -- his senses are now in hyperdrive.

"In retrospect, I was living in analog. What I'm now living my life in is high-definition. ... I'm living my life fully, because I know I have less of it," Tessaro said.

When he heard about the clinical trial, Tessaro jumped at it, calling it "the larger-purpose stuff."

"It's not like I can hope for a miraculous reversal of this disease -- it's not coming," he said. "I don't think I have anything to lose ... and I can be part of something bigger. It's great therapy when you commit yourself to something bigger."

He became Patient No.12 on April 13. Doctors slipped stem cells into the lower -- or lumbar -- section of his spine. The area that controls lower body movement, it was considered least risky because Tessaro was already losing the strength in his legs anyway. Clinical trial protocol limits risk.

Tessaro survived. In fact, he left the hospital days earlier than expected and felt better sooner than he expected.

So doctors decided -- and the FDA approved -- a second, riskier, surgery for Tessaro. This time, doctors would move to the upper -- or cervical -- portion of Tessaro's spine, the area in which the nerves are responsible for breathing.

Feldman calls this area "precious real estate," the stretch of spine where researchers say they believe the treatment may be most effective.

"Higher risk, but maybe higher reward," Tessaro said, shrugging. He was in the pre-operating room of Emory University Hospital, surrounded by family and overnight bags and medical tubes and equipment.

It was July 20.

In a stretch of hallway and an elevator ride away, a nondescript FedEx box was being delivered to Dr. Jonathan Glass, director of the ALS clinic at Emory. His hands were working quickly.

Preparing for surgery

Glass pulled from the temperature-controlled container several vials of the stem cells known as NSI-566RSC. They had been thawed to about 39 degrees and then shipped overnight to Emory by Neuralstem, a Rockville, Md.-based biomedical company that is funding the trial, according to CEO and President Richard Garr.

The company has shelled out about $2.5 million for the first phase of the trial and provided the stem cells, one of the company's premier products. They were drawn and cultured from the spine of an aborted fetus in 2000, then cultured again. They remain frozen until the day before they are ready for

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use.

They have arrived at Emory at 8 a.m. each surgery day of this trial -- "never been late," said Jane Bordeau, a research nurse and coordinator for the trial at Emory.

Glass separated out some of the liquid to test in separate vials, slipping some drops of blue liquid into the vials and tapping them lightly with a middle finger. He slid them onto a slide and rolled his chair to a microscope.

Dead cells will glow blue, he explained, having absorbed a dye that seeps inside their degrading membranes. Live cells remain clear and bright. At least 70% must be alive to be considered viable and to begin surgery, according to Neuralstem.

Glass began counting.

In an upstairs operating room, a red second hand circled a wall clock.

In the pre-op room, Tessaro had been discussing the 25 videos he planned to make for his toddler-age grandchildren. He knows ALS will steal his voice. So he will travel to the Smoky Mountains, set up a tripod and record for them stories, like how he met their grandmother.

He talked about the two books in his overnight bags, too: Hemingway's "Farewell to Arms," and -- he added, laughing -- "Fifty Shades of Grey," because his daughter dared him.

Nearby, his wife was quiet. She fidgeted with an overnight bag.

In his lab, Glass punched some buttons on his cell phone calculator.

"It's cool," he announced. By his calculations, 83.6% of the cells had arrived alive.

It was time. The surgery would go as planned.

Surprising the doctors

Ted Harada is on Page 8 of the March Journal of Stem Cells, which published the first study announcing the preliminary results of the first 12 patients.

Harada is the anomaly. Patient No. 11. Like Tessaro did last month, Harada this month will undergo a second surgery. And like with Tessaro, it took some time to diagnose the mysterious weakening of Harada's body.

The former FedEx managing director, now 40, noticed he was getting winded in 2009 while playing Marco Polo in the family pool with his three children: "I'd go under water and come back up, and I was sucking for air."

After a string of doctors -- a family doctor, an orthopedist, a neurologist -- the final diagnosis came in August 2010: ALS. The diagnosis was devastating, but the timing couldn't have been better, the neurologist told him.

Clinical trial #NCT01348451 was under way.

By the time Harada, a self-described type A personality, went in for his surgery in March 2011, he was using a cane, unable to walk to the end of the driveway for the mail without losing his breath or to climb the 15 stairs to tuck his children in at night.

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He saw the trial as a way to smirk at the disease, to become part of the solution that might one day beat it back for other patients, even if it didn't do a thing for him: "I did the research, and I said to the doctors, 'Yeah, I'll be your guinea pig.' "

To his way of thinking, someone had to be the first man on the moon. Someone has to step up for medical research.

Plus, he added, "I know how the book ends if I do nothing."

But what happened after his surgery wrote a chapter no one had expected.

The 14 other patients involved in the trial to date have shown no improvement; four have died -- three from complications of ALS, and the other from a heart-related issue, according to Neuralstem.

In contrast, Harada put aside his cane soon after the surgery. And he was again tucking his children into their beds.

Feldman is insistent: Don't read too much into Harada's turnaround. The number of patients is tiny, and Ted is an oddity among them.

Still, Harada's improvement, even if temporary, can't be ignored.

The researchers have used several tests to measure patients' outcomes, such as breathing capacity, the strength of their handgrip, and even the electrical impulses that flow through their muscles. There on these graphs is Harada, his dotted lines suddenly shooting upward after surgery.

In designing the clinical trial, "we were only aiming at stopping the disease," said Dr. Karl Johe, chairman and chief scientific officer of Neuralstem. "But this is a patient that has clearly improved."

Recently, Harada has begun to get winded again climbing the steps to his children's bedrooms. He and wife, Michelle, 39, a sixth-grade teacher, have explained to their children that he probably won't get better this time.

In her worst moments, Michelle has foreseen graduations and Christmases and grandchildren without him.

In their kitchen, the Haradas' children had just finished slathering peanut butter on bread and disappeared upstairs. A deeply religious couple, the Haradas said they'll take what they can get.

"We've been blessed," he said.

Michelle Harada agreed, struggling against a surge of tears: "The surgery gave us two years back."

Paving the way for others

Ed Tessaro was facedown, mostly draped in surgery blue in the crowded Emory operating room . It was 12:23 p.m. on July 20.

A stainless steel, crane-like contraption had been screwed into the cervical section of his spine. A steady beep-beep-beep of the monitors punctuated the hiss of a respirator. A digital camera recorded every movement for the FDA.

Standing just a few feet from Boulis, Glass was ready, with the spinal cord exposed.

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It was 2:34 p.m. when Boulis asked for the cells.

For the next half hour, the vials were readied for the patented apparatus, on which an injection device slid along a guide to Tessaro's spinal cord. It would inject 100,000 cells for each of five stops precisely 4 millimeters apart.

The target was the ventral horn of the spinal cord, a tiny area associated with motor neurons.

"Just looking at the spine can hurt it," Glass had said earlier.

At 3:06 p.m., the injection device slid into place. A needle extended, injecting deep into the spinal cord and, for two minutes, the stem cells were forced into the ventral horn.

At 3:29 p.m., the fifth and final injection began, and two minutes later, the relief was palpable. From her viewing spot just a few yards from Tessaro's neck, Feldman shifted on her feet and exhaled. The procedure, from start to finish, took a little more than six hours.

Technicians began to check recordings and run over the notes for the FDA. Boulis and the others began the process of removing the device and closing in the gaping hole in Tessaro's back.

"Can we get some music in here?" Boulis said.

Whiz Khalifa's rap filled the OR.

Feldman transferred the digital recording of the process to a memory stick she could review back at the office. A copy would go to the FDA, too.

There will be many more months of data, continued animal tests and most likely, hundreds of pages of reports.

Even if this early stage is proved safe and the clinical trial continues, doctors must figure out whether these are the stem cells that work best in this therapy, and, if so, in what amounts and injected into which areas. There's the issue of the patients' bodies rejecting these foreign bodies, too.

"This is not a small molecule pill, and your patients go ... home and take the pill and you see them in your clinic in a few months," said Steve Perrin, CEO of ALS Therapy Development Institute, a Massachusetts-based nonprofit focused on finding a treatment or cure for ALS. "These are the challenges this trial and this technology have in front of (them). They're paving the road, because no one has been down this way before."

On Friday, Tessaro was recuperating at home.

Waiting for any good news

In the Kleiss' Royal Oak home these days, Riley the bassett hound has learned that her owner's lap is no longer hers.

The Kleisses continue to wait for any news they can on ALS -- possible cures, treatment, a clinical trial that could involve Regis -- "anything," Mary Kleiss said.

Her son's voice is gone, so his words are more carefully chosen these days. It's tedious work: A reflective dot on Regis Kleiss' forehead strikes the digital keys on a laptop screen in front of him as he twitches and turns his head to manipulate the words. "Y Me" he wrote, in April:

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"It sucks to watch my body fai
l.

"While my mind n emotions r completely intact

"Knowing full well the end result

"And the road I'll be forced to walk

"Becoming a prisoner in my own body

"Watching my world fly by

"Remembering how life used to be

"Missing so much of life."

More Details: FOR HELP, INFO

• **The ALS Association,** based in Washington, advocates for ALS patients. Call 202-407-8580 or visit www.alsa.org.

• **ALS of Michigan,** based in Southfield, offers programs and services for ALS patients and their loved ones. Among the services are loans for medical and other equipment. Call 800-882-5764 or visit www .alsofmichigan.org .

• **The U.S. Centers for Disease Control and Prevention** operates a national registry to collect data from ALS patients to help scientists learn more about the disease. The registry and more information about the disease can be found at www.cdc.gov/als.

• **The University of Michigan Health System** is in Ann Arbor. Visit www.umich .edu and search for "ALS clinic."

• **The Harry J. Hoenselaar ALS Clinic** is at Henry Ford Hospital in Detroit. Call 313-916-2835 or visit www.henryford .com/als.

• **Mary Free Bed Rehabilitation Hospital** is in Grand Rapids. Call 800-528-8989 or visit www .mary freebed.com and search for "ALS."

COMING MONDAY

Researcher Dr. Eva Feldman campaigns to move ALS trials to U-M.

---

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ALS strikes at random, killing young and old

Part two of two

• **Read part one:** U-M oversees cutting-edge trial that offers hope in fight against Lou Gehrig's disease
• **Graphic:** What is ALS (Amyotrophic Lateral Sclerosis)?

She smiles warmly -- a slender woman wearing a bob cut and tennis shoes who hands out hugs as easily as handshakes.

She's quick to offer a sandwich or juice from the kitchen.

All the while, Dr. Eva Feldman is stalking a killer.

For a quarter-century at the University of Michigan, Feldman has seen amyotrophic lateral sclerosis, also known as ALS and Lou Gehrig's disease, cut down patients with indiscriminate ferocity -- young parents, wealthy businessmen, blue-collar workers, even a 16-year-old boy.

"There are weeks I lose five patients," she said.

"They are you or me or anybody. From diagnosis to death, there is two years, maybe three. ... And they're all asking 'Why me?' "

For some, the idea of dealing with such grim news again and again might be debilitating.

For Feldman, more than two decades of handing the news -- We have nothing to stop your disease -- to hundreds of patients in clinics has fueled her work in the lab.

The lead researcher on a key ALS trial in Atlanta, Feldman is lobbying to move the trial to Michigan.

"She is a dynamo. Her level of passion is something you rarely find," said Sue Burstein-Kahn, director of ALS Michigan, whose members include many of Feldman's patients. "One of the most amazing things about Eva (is that) she doesn't talk to you like the brilliant researcher or the world-renowned physician she is. ... You feel she's feeling what you feel."

Feldman, the president of the American Neurological Association, also is the research director of U-M's ALS clinic and

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the director of U-M's A. Alfred Taubman Medical Research Institute, established in 2008 with a $22-million gift from Taubman, a retail pioneer in West Bloomfield. Taubman's friend Sen. Jacob Javits, R-N.Y., died of ALS.

Directing a team of more than 30 scientists, Feldman has written more than 260 articles, 61 book chapters and two books on the subject of ALS and diabetes neuropathy.

"Eva is a force of nature -- that's the only way to describe her," said Richard Garr, CEO and president of Neuralstem, a Rockville, Md., biomedical company that believes in Feldman's work enough that it is financing the $2.5-million clinical trial in Atlanta.

Feldman teamed with the ALS clinic at Emory University Hospital in Atlanta, in part, because the team's surgeon, a former neurosurgery resident at U-M and one of Feldman's collaborators on other research projects, works there.

Of the 15 patients who have received neural stem-cell injections in their spine -- two of them twice -- one has shown improvement, at least temporarily. Feldman stresses that is an anomaly.

She has chased such hope before. In 2007, after 10 years of development, animal studies and human participation in a clinical trial using an injection of an insulin-like growth factor, the trial ended. It had reached Phase III, involved 20 medical centers and 330 patients.

Feldman had to write one of the toughest sentences in her career: Between the patients who had received the therapy and those who had received a placebo, "there was no difference."

"That was tough, really tough," she said.

Seeing hope for others

But knowledge is built on failure, as well as on success. Now Feldman is lobbying for the new trial to be moved to Michigan, to her patients. Her staff is ready to continue the trial.

The federal Food and Drug Administration is considering the request. If it approves the move, three more patients would take part in the current phase of the trial, which is designed to measure the safety of the procedure, not its efficacy. If the trial continues to expand, the work eventually could offer more Michiganders with ALS the first-ever experimental therapy in which stem cells are injected directly into the

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spinal cord, where they might prove to be most effective.

The approval process to the next step could stretch well into 2013, Garr said. In the meantime, Feldman and the team at the U-M ALS clinic are gearing up.

Last month, during the most recent surgery at Emory, Feldman was accompanied by Dr. Brian Callaghan, director of the U-M ALS clinic, and a nurse and a research coordinator who will help work with families and patients in Ann Arbor if the FDA approves moving the trial. U-M surgeon Dr. Parag Patil also has been to Emory to train. If the trial moves to Michigan, a U-M review board would have to approve the research because it involves human subjects.

Neuralstem, meanwhile, is seeking approval for similar trials in China, Mexico and Europe.

Neuralstem provides the human neural stem cells being used in the therapy. Once injected into the spine, researchers theorize that they may surround nerve cells damaged by ALS, sending out signals that halt the cells' degeneration. Ideally, the cells would repair themselves.

At least one of the first 15 patients, a 40-year-old father of three near Atlanta, showed a temporary, but remarkable, improvement, ditching his cane in the weeks after the surgery.

Recruitment in Michigan can begin only if the FDA approves the move. If the Emory experience is indicative, there will be plenty of interest.

In Atlanta, 368 people from 40 states and 18 countries asked to be part of the therapy when the trial began in 2010. Today, the U-M ALS clinic has 143 patients -- 86 men and 57 women -- some of whom might be candidates for the clinical trial in Michigan.

Giving up on life

They are patients like Ray Sacker.

His first visit to the clinic was in May and he was white-hot frustrated.

It was his 50th wedding anniversary, but he and his wife, Marilynn Sacker, were crowded in an exam room with their son and daughter-in-law, a procession of doctors and therapists, and this swift and efficient disease.

ALS is moving through the spinal cord of the 76-year-old, once-strapping former

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factory foreman at Detroit Diesel. His fingers shake. He has no appetite. He can no longer can walk outside to see the yard of his Fowlerville address -- his home of more than 42 years, where he worked on cars and boats and where, on many days, he came in only to grab some lunch before heading back outside to do more tinkering, his wife said.

So in a moment unlike him, Sacker slumped forward in his wheelchair at the clinic, his head buried in his hands. He was still, even as the commotion and the talking swirled around him. He came up moments later, and he was barking.

"Every doctor I go to throws another pill at me, and you're going to give me pills, too," he told a young man in a lab coat. "I've got these braces, and I've got pain. And people ask me, 'Do you ever think of suicide?' Yeah, I get angry. What the hell do I have to live for?"

There was silence. Marilynn Sacker reached out for his hand.

"You all want to help me, but for what?" he continued. "One doctor says I have six months to live. I ask: 'For what?' It's like the guy who won't put his dog down even though the dog is dying of cancer."

It's excruciating to see him like this, his wife said later: "He was the big, strong guy who took care of everyone and everything. For him to be trapped in a wheelchair is just awful."

If the horrific nature of the disease weren't infuriating enough, it's also random.

"You ask yourself, 'What did we do to deserve this?'" said Jim Sauter, 85, of Ann Arbor. He'd come to the clinic recently with his wife, Jo Sauter, 84, who had been diagnosed with ALS.

She shook her head: "We have always been so healthy."

Although the average age of diagnosis is 55, according to the ALS Association, the disease strikes young people, too.

At 15, Bobby Suvoy's legs had inexplicably failed him.

The Redford teen had been healthy and strong until a year earlier. He had seen doctors across the country, including those at the Mayo Clinic in Rochester, Minn., said his aunt, Pam Provenzano, also of Redford.

"It just didn't make sense. Nobody could believe it," Provenzano said.

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He didn't go to school in fall 2007. By February, he was bedridden. On May 3, 2008, the teen asked a hospice nurse for some ice packs. He took his final breath just a few hours later. He was a month shy of his 17th birthday, Provenzano said.

"Nobody should bury a child," she said. "People have to know: This is not an old person's disease."

Chasing down a cure

Until there is a cure or treatment, ALS clinics like the one at U-M can only offer help for the symptoms -- braces and wheelchairs for when limbs fail; occupational therapy for when patients need help dressing or opening drawers; soft diets for when they can no longer swallow, and tracheostomy tubes for when they can no longer breathe on their own.

Riluzole -- better known as Rilutek -- is the only drug approved by the FDA for ALS. It may extend life by a few months for some, but it doesn't improve a person's condition.

The search for a cure continues.

In the Emory operating room last week -- the hiss and beep of medical equipment mixing with a palpable tension -- Feldman stood just a few feet from the ALS patient undergoing the procedure.

His spinal cord glistened under the lights overhead. It was the 17th surgery in the trial, and the final injection of stem cells had been completed. Surgeons were wrapping up the job.

Now, there would more data to add. More questions. More reports.

The tedious nature of research, Feldman said, is necessary for patient safety. But it's tough, too, when the disease is such an efficient killer.

"We feel so much more a sense of urgency ... because of our patients. It has taken a long time to get to stand here in the OR," she said.

The surgical mask moved slightly. Feldman was smiling.

"But if you told me five years ago, we would (be here), I'm not sure I'd believe it. And what happens five years from now? We can't possibly know."

Contact Robin Erb: 313-222-2708 or rerb@freepress.com

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• **The ALS Association,** based in Washington, advocates for ALS patients. Call 202-407-8580 or visit www.alsa.org.

• **ALS of Michigan,** based in Southfield, offers programs and services for ALS patients and their loved ones. Among the services are loans for medical and other equipment. Call 800-882-5764 or visit www .alsofmichigan.org .

• **The U.S. Centers for Disease Control and Prevention** operates a national registry to collect data from ALS patients to help scientists learn more about the disease. The registry and more information about the disease can be found at www. cdc.gov/als.

• **The University of Michigan Health System** is in Ann Arbor. Visit www.umich . edu and search for "ALS clinic."

• **The Harry J. Hoenselaar ALS Clinic** is at Henry Ford Hospital in Detroit. Call 313-916-2835 or visit www.henryford . com/als.

• **Mary Free Bed Rehabilitation Hospital** is in Grand Rapids. Call 800-528-8989 or visit www .mary freebed.com and search for "ALS."

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ALS: Living with Mortality: U-M explores the possibilities of using stem cells to cure ALS, Lou Gehrig's disease, in a safety clinical trial at Emory University Hospital in Decatur, Georgia. The trial, if approved by the FDA, will be begin in Michigan.

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Bobby Suvoy died at 16.

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Dr. Eva Feldman

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